Pricing Supplement Dated November 6, 2009 (To Prospectus dated July 2, 2007 and Prospectus Supplement dated January 29, 2008) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File Nos. 333-144261, 333-144261-01, 333-144261-02, 333-144261-03, 333-144261-04, 333-144261-05, 333-144261-06 and 333-144261-07.

Senior Medium-Term Notes Series G, U.S. $ Fixed Rate

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

Trade Date: November 6, 2009

Original Issue Date: November 16, 2009

Principal Amount: $500,000,000

Net Proceeds to Issuer: $498,275,000

Price to Public: 99.805%, plus accrued interest, if any, from and including November 16, 2009

Commission/Discount: 0.150%

Agent’s Capacity:  x  Principal Basis      Agency Basis

Maturity Date: January 15, 2020

Interest Payment Dates: Semi-annually on the 15th day of January and July of each year, commencing January 15, 2010 and ending on maturity date (or next business day, modified following)

Interest Rate: 4.60% per annum

Expected Ratings (Moody’s, Standard & Poor’s, Fitch, DBRS): Aa2/AA-/AA-/AAL (Stable/Stable/Stable/Stable)

A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Form:	x	Book Entry
Certificated

Redemption:	x	The Notes cannot be redeemed prior to maturity
The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity
The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	Yes	x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by each of the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.”

Agent	Aggregate Principal Amount of Notes to be Purchased
Barclays Capital Inc.	$172,500,000
Deutsche Bank Securities Inc.	$172,500,000
BNY Mellon Capital Markets, LLC	$ 50,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	$ 30,000,000
Mitsubishi UFJ Securities (USA), Inc.	$ 30,000,000
RBS Securities Inc.	$ 30,000,000
Blaylock Robert Van, LLC	$ 5,000,000
Rice Financial Products Company	$ 5,000,000
The Williams Capital Group, L.P.	$ 5,000,000
Total:	$500,000,000

The Agents will deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.